N-SAR Exhibit: Sub-item 77C(c)
Legg Mason Partners Equity Trust
EnTrustPermal Alternative Core Fund

Item 77C(c): Submission of matters to a vote of security holders


In response to Sub-Item 77C(c), EnTrustPermal Alternative Core Fund, the Registrant incorporates by reference the supplement to the fund's Summary Prospectus, Prospectus and Statement of Additional Information as filed with the Securities and Exchange Commission pursuant to Rule 497 of the Securities Act of 1933 on August 10, 2017 (Accession No. 0001193125-17-253637). The
Registrant also incorporates by reference Post-Effective Amendment No. 396 to Form N-1A filed on April 24, 2017 pursuant to Rule 485(b) of the Securities Act of 1933 (Accession No. 0001193125-17-134501).






LEGG MASON PARTNERS EQUITY TRUST
SUPPLEMENT DATED AUGUST 10, 2017
TO THE SUMMARY PROSPECTUS, PROSPECTUS
AND STATEMENT OF ADDITIONAL INFORMATION OF
ENTRUSTPERMAL ALTERNATIVE CORE FUND,
EACH DATED MAY 1, 2017


The following information supplements the fund's Summary Prospectus, Prospectus and Statement of Additional Information:
At a meeting of the Board of Trustees (the "Board") of the Legg Mason Partners Equity Trust (the "Trust") held on July 25-26, 2017, the Board approved a proposal from Legg Mason Partners Fund Advisor, LLC ("LMPFA"), the fund's manager, and EnTrustPermal Management LLC ("EnTrustPermal"), the fund's subadviser, to change how the fund's investment strategy is implemented - specifically, from a "fund-of-funds" to a fund that will obtain greater exposure to asset classes and strategies through investment in exchange-traded funds ("ETFs"), securities and other instruments rather than through investing more than 25% of its assets in mutual funds. In addition, the Board approved, subject to shareholder approval, a proposal to revise the fund's investment restriction (the "Revised Restriction") relating to concentration of investments, under which the fund would no longer be required to concentrate more than 25% of its assets in the mutual fund industry. Under the Revised Restriction, the fund would not be permitted to concentrate (i.e., invest more than 25% of its assets) in any industry.
In connection with the changes described above, the Board approved, subject to shareholder approval, an amended and restated management agreement between the Trust and LMPFA with respect to the fund (the "Proposed Management Agreement") under which the management fee payable by the fund would be increased from an annual rate of 0.65% of the fund's average daily net assets to an annual rate of 0.90% of the fund's average daily net assets up to and including $1 billion, declining to 0.85% of average daily net assets in excess of $1 billion and up to and including $2 billion and 0.80% of average daily net assets in excess of $2 billion.
The Board also approved, subject to shareholder approval, an amended and restated subadvisory agreement between LMPFA and EnTrustPermal Partners Offshore LP ("EPOLP") with respect to the fund (the "Proposed Subadvisory Agreement"). It is currently anticipated that the fund will change its current subadviser from EnTrustPermal Management LLC ("EnTrustPermal") to EPOLP (an affiliate of EnTrustPermal) no later than October 1, 2017. EPOLP, a Delaware limited partnership, is a registered investment adviser and the surviving entity in a consolidation of multiple investment management entities (including EnTrustPermal) that are subsidiaries of EnTrustPermal LLC. Under the Proposed Subadvisory Agreement, the subadvisory fees payable by LMPFA to EPOLP would be higher than the fees payable by LMPFA to EnTrustPermal under the current subadvisory agreement. LMPFA currently pays an aggregate subadvisory fee to EnTrustPermal and Western Asset Management Company ("Western Asset") at the annual rate of 0.450% of the fund's average daily net assets up to and including $250 million, declining to 0.400% of the fund's average daily net assets over $250 million and up to and including $750 million and to 0.350% of average daily net assets over $750 million. LMPFA also currently pays EnTrustPermal a separate fee of 0.05% of the fund's average daily net assets related to implementation of portfolio investment decisions and provision of compliance and portfolio execution services to the fund. Under the Proposed Subadvisory Agreement, LMPFA (not the fund) would pay EPOLP and Western Asset an aggregate fee equal to 70% of the management fee paid to LMPFA, net of fee waivers and expense reimbursements.
The Board also approved new contractual caps on fund operating expenses, under which total annual fund operating expenses (other than interest, brokerage (including brokerage commissions on purchases and sales of closed-end funds, ETFs, exchange-traded notes and other assets), taxes, incentive or performance-based fees of underlying funds, acquired fund fees and expenses, dividend and interest expenses on securities sold short and extraordinary expenses) would be capped at 1.45% for Class A shares, 2.20% for Class C shares, 1.45% for Class FI shares, 1.70% for Class R shares, 1.10% for Class I shares and 1.00% for Class IS shares. In addition, total annual fund operating expenses for Class IS shares would not exceed total annual fund operating expenses for Class I shares. The revised contractual caps would go into effect if the Proposed Management Agreement and Proposed Subadvisory Agreement are approved by shareholders and would continue in effect until December 31, 2019. The current voluntary caps (which are in addition to the current contractual caps) of 1.95% for Class A shares, 2.70% for Class C shares, 1.95% for Class FI shares, 2.20% for Class R shares, 1.70% for Class I shares and 1.70% for Class IS shares would be eliminated at the same time that the revised contractual caps would go into effect.
In addition to the increased investments in ETFs, securities and other instruments, EnTrustPermal advised the Board that it expected to increase its use of derivative instruments to take short positions as opposed to selling securities short, as it does currently and may continue to do. A short position involves the risk of a theoretically unlimited increase in the value of the underlying instrument or security and, thus, the risk of a theoretically unlimited loss for the fund. Short positions also involve transaction and other costs that will reduce potential fund gains and increase potential fund losses.
The Proposed Management Agreement, the Proposed Subadvisory Agreement and the Revised Restriction each require shareholder approval before they can become effective. Approval of each of the Proposed Management Agreement, the Proposed Subadvisory Agreement and the Revised Restriction will be contingent on approval of the other proposals. If the proposals are not approved, the current management agreement with LMPFA and subadvisory agreement with EPOLP would remain in effect, the fund would continue to be managed according to its current investment policies and management may continue to consider alternatives to the current investment strategy.
It is anticipated that a proxy statement further describing the proposals and requesting that shareholders vote to approve the proposals will be filed with the SEC in early September 2017 and will be mailed to shareholders in early October 2017. The Board has fixed the close of business of September 15, 2017 as the record date for determining shareholders entitled to notice and to vote at the Special Meeting of Shareholders (the "Special Meeting"). The Special Meeting has been scheduled for January 5, 2018.
*    *    *
All references in the fund's Summary Prospectus, Prospectus and Statement of Additional Information to "EnTrustPermal Asset Management, LLC" should be changed to EnTrustPermal Management LLC.
Unrelated to the proxy statement, it is currently anticipated that the fund's subadviser will change from EnTrustPermal Management LLC to EnTrustPermal Partners Offshore LP ("EPOLP") no later than October 1, 2017. EPOLP, with offices at 375 Park Avenue, New York, New York 10152, is a separate subsidiary of EnTrustPermal LLC, a holding company formed to administer the combined businesses of EnTrust Capital ("EnTrust") and The Permal Group. EnTrustPermal LLC is owned 65% by Legg Mason and 35% by Gregg S. Hymowitz and entities controlled by him. EPOLP will provide day-to-day portfolio management with respect to the fund's assets except for the management of a certain portion of the fund's cash and short-term instruments. No changes to the subadvisory services are expected as a result of the change.
*    *    *
This document is not a solicitation of any proxy. Please read the proxy materials carefully when they are available because they contain important information about the Proposed Management Agreement, the Proposed Subadvisory Agreement and the Revised Restriction.